OppenheimerFunds, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

November 30, 2012

The Board of Trustees

Oppenheimer Diversified Alternatives Fund

6803 S. Tucson Way

Centennial, CO 80112-3924

To the Board of Trustees:

OFI SteelPath, Inc. (F/K/A Shareholder Financial Services Inc.) has purchased 7,000 Class A Shares, 1,000 Class C Shares, 1,000 Class N Shares and 1,000 Class Y Shares, of Oppenheimer Diversified Alternatives Fund (the “Fund”), at a net asset value per share of $10.00 for each such class, for an aggregate purchase price of $100,000.

In connection with such purchase, OFI SteelPath, Inc. represents that such purchase is made for investment purposes by OFI SteelPath, Inc. without any present intention of redeeming or selling such shares.

Very truly yours,

OFI SteelPath, Inc.

By: /s/ Arthur S. Gabinet______________

Arthur S. Gabinet

General Counsel